(LETTERHEAD OF CAHILL GORDON & REINDEL LLP)







                                 (212) 701-3186

                                                                October 27, 2004


                  Re: Z-Tel Technologies, Inc.
                      Amendment No. 1 to
                      Peliminary Proxy Statement
                      Exchange Act File No. 000-28467
                      ---------------------------------

Dear Ms. Chalk:

     On behalf of Z-Tel Technologies, Inc., this letter is provided in connection with Amendment No. 1 to Z-Tel's Amended Preliminary Proxy Statement referenced above ("Amendment No. 1"). Capitalized terms used in this letter below have the meanings provided in Amendment No. 1.

     I understand from our telephone conversation yesterday that the staff expects to provide Z-Tel with comments concerning the Amendment No. 1 that in substance express concern as to whether the Proposed Series D Amendments, the Proposed Series G Amendments and the reverse stock split proposal are "bundled" proposals inconsistent with Rule 14a-4(3) and the staff's related interpretations, most recently expressed in the Fifth Supplement to the staff's Telephone Interpretation Manual released in September 2004. You suggested that a letter explaining our view would be helpful in resolving this concern. For the reasons expressed below, we are very strongly of the view that none of the Proposed Series D Amendments, the Proposed Series G Amendments or the reverse stock split proposal are "bundled" proposals contrary to Rule 14a-4(3) or the staff's recent interpretation.

I.   Proposed Series D Amendments and
     Proposed Series G Amendments

     We believe that neither the Proposed Series D Amendments nor the Proposed Series G Amendments are "bundled" proposals contrary to Rule 14a-4(3) and related the staff's recent interpretation. We believe that the recent staff interpretation properly distinguishes between bundles


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of different types of provisions and a group of properly related provisions. The staff's interpretation observes that

          Examples of affected charter or bylaw provisions that generally would be required to be set out as separate proposals in merger and acquisition transactions include corporate governance-related and control-related provisions (e.g., classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements). If more than one of these types of provisions is affected by the transaction in the circumstances described above, each affected provision (or group of related affected provisions) should be set out as a separate proposal. [Emphasis added].

     By extension of the staff's observation, when stockholders generically adopt a Certificate of Designation of Rights and Preferences of Preferred Stock, it would certainly be possible for stockholders to vote separately on each term relating to such preferred stock (eg. dividends, voting rights, liquidation rights, etc.). But because such a group of provisions are related to a single underlying matter - the creation of a series of preferred stock - a single stockholder vote on the group of related provisions would suffice for approval.

     The staff's recognition that groups of related provisions may be presented as a single proposal for voting purposes and the preceding preferred stock example are consistent with the requirement of Rule 14a-4(3) to "identify clearly . . . each separate matter intended to be acted upon." If each stockholder in the preceding preferred stock example were permitted to vote on each provision of the hypothetical preferred stock, none of the stockholders could clearly identify the terms of the securities that might ultimately be approved. In such a circumstance stockholders' interests are best served by clearly understanding the exact outcome of a vote to adopt the preferred stock and its group of related provisions. While it might be possible, albeit confusing, to stockholders to provide that the creation of a series of preferred stock and all of its provisions are conditioned upon each other, such a construction hardly seems the clearest formulation to present to stockholders, especially as compared to a single vote on the group of related preferred stock provisions. Hence, we would expect that the staff would not suggest that votes on individual preferred stock terms are required or even desirable in connection with the adoption of a series of preferred stock by stockholders of a corporation because such individual terms constitute a "group of related provisions" and not different "types of provisions," as would be the case with a staggered board and supermajority voting provision, for example.

     In Z-Tel's case, the Proposed Series D Amendments and the Proposed Series G Amendments are analogous to the preferred stock example above. The Proposed Series D Amendments affect a group of related provisions of the same security, as do the Proposed Series G Amendments. They are each being proposed as a related group of exit consent provisions, common


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

in connection with tenders for debt and preferred stock securities and much more important as a whole to stockholders of a corporation than individually. Stockholders need clarity as to whether all of the exit consents are adopted or not adopted in making voting decisions. The use of separate conditional votes on the Proposed Series D Amendments or the Proposed Series G Amendments makes the exit consents less clear than a single vote on each group of related provisions. Accordingly we are of the view that, not unlike the creation of a series of preferred stock, the Proposed Series D Amendments and the Proposed Series G Amendments, especially in the context of exit consents, provide the clearest possible presentation of such proposals to stockholders under Rule 14-a4(3) and that such proposals properly seek to modify a "group of related provisions" within the meaning of the staff's interpretation. In addition we are of the view the prospect of nine or more cross conditioned votes relating to the Proposed Series D Amendments and the Proposed Series G Amendments would unavoidably prove to be confusing to stockholders and at cross purposes with Rule 14a-4(3).

II.  Reverse Stock Split Proposal

     We do not believe that the range of reverse stock split possibilities presented as a single proposal constitutes a "bundled" proposal or at the most is bundled only in a technical manner not contrary to the staff's interpretation of Rule 14a-4(3). The reverse stock split proposal asks stockholders to authorize Z-Tel's Board of Directors to implement a reverse stock split within a discretionary range. The fact that the Board could select one of several numerical ratios with respect to a reverse stock split is no more of a "bundle," in our view, than the authority of a Board of Directors to abandon a reverse stock split proposal often authorized by stockholders in connection with adoption of a reverse stock split proposal.

     At the very most Z-Tel's reverse stock split proposal is bundled only in a technical manner. As we discussed telephonically, Z-Tel could present stockholders with a proposal to adopt a reverse stock split within a range. Z-Tel believes that as a technical matter of Delaware law, such a range is best presented as a series of specified ratios. Even within the Delaware law technical framework, Z-Tel could, for example, present stockholders with a proposal to adopt a reverse stock split in the ratio of "an integral number between and including three and eight to one, with such integral number being determined by Z-Tel's Board of Directors in its discretion." Z-Tel believes, however, that its present formulation of this proposal is clearer and more easily understood by stockholders. Moreover, Z-Tel and we believe that the technical semantics of the reverse stock split proposal should not dictate its presentation to stockholders, as the staff contemplates in its recent release.

     Finally we believe that it is worth noting that a large number of range driven reverse stock split proposals are submitted to stockholders in a similar manner to the reverse stock split proposal contained in Amendment No. 1. See, for example, Commerce One Proxy Statement dated July 15, 2004, SMTC Corporation Proxy Statement dated April 26, 2004 and Stamps.com Proxy Statement dated March 15, 2004.


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

III. Conclusion

     In conclusion, we think the staff should note that neither Z-Tel nor we are of the view that all charter amendment proposals in Amendment No. 1 could be distilled into a single proposal. Z-Tel has presented to stockholders eight different proposals relating to the Exchange Offer, each of which relates to a single group of related provisions. In so doing we believe that Amendment No. 1 presents most clearly to stockholders the matters they are being asked to vote upon as required by Rule 14a-4(3) and consistent with the staff's interpretation of that Rule.

     Please do not hesitate to call me as indicated above if further discussion in this regard would help to resolve the staff's concerns.

                                        Very truly yours,


                                        /s/ Gary A. Brooks
                                        ------------------------
                                        Gary A. Brooks

Ms. Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

VIA EDGAR TRANSMISSION

cc:      Mr. Horace J. Davis, III
         Ms. Julie Griffith
         Ms. Mara Ransom




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